UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of November 2022

Commission file number: 001-41402

BRENMILLER ENERGY LTD.

(Translation of registrant’s name into English)

13 Amal St. 4th Floor, Park Afek

Rosh Haayin, 4809249 Israel

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulations S-T Rule 101(b)(1): ______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulations S-T Rule 101(b)(7): ______

CONTENTS

On November 4, 2022, Brenmiller Energy Ltd. issued a press release titled “Enel and Brenmiller Energy Inaugurate “TES”, An Innovative Rock-Based Storage System in Tuscany, Italy”. A copy of this press release is furnished with this Report of Foreign Private Issuer on Form 6-K as Exhibit 99.1.

EXHIBIT INDEX

Exhibit No.
99.1	Press release titled: “Enel and Brenmiller Energy Inaugurate “TES”, An Innovative Rock-Based Storage System in Tuscany, Italy”.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Brenmiller Energy Ltd.

Date: November 4, 2022	By:	/s/ Avraham Brenmiller
		Name:	Avraham Brenmiller
		Title:	Chief Executive Officer